Exhibit 11.1

Computation of Loss Per Share
(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2009, 2008 and 2007 are as follows:

	Years ended December 31,
	2009	2008	2007

Net loss	$(11,531)	$(17,046)	$(19,712)

Weighted average common shares outstanding	19,938	17,260	16,566

Basic loss per common share	$(0.58)	$(0.99)	$(1.19)

Diluted loss per common share for the fiscal years ended December 31, 2009, 2008 and 2007 are as follows:

	Years ended December 31,
	2009	2008	2007

Net loss	$(11,531)	$(17,046)	$(19,712)

Weighted average common shares outstanding	19,938	17,260	16,566

Dilutive securities (1)(2)(3)	—	—	—

Diluted average common shares outstanding	19,938	17,260	16,566

Diluted loss per common share (1)(2)(3)	$(0.58)	$(0.99)	$(1.19)

(1) For purposes of calculating the dilutive loss per common share for the years ended December 31, 2009, 2008 and 2007, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised 0.4 million, zero and 0.4 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2009, 2008 and 2007, respectively.

(2) For purposes of calculating the dilutive loss per common share for the years ended December 31, 2009, 2008 and 2007, the assumed conversion of the 5.45% Convertible Notes due 2011 and the 5.45% Convertible Notes due 2010 is not taken into consideration as their effect is anti-dilutive. Had the 5.45% Convertible Plus Cash Notes due 2007 and the 5.45% Convertible Notes due 2010 been converted, 1.2 million, 0.6 million and 1.5 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2009, 2008 and 2007, respectively.

(3) For purposes of calculating the dilutive loss per common share for the years ended December 31, 2009, 2008 and 2007, the assumed release or dilutive restricted stock units is not taken into consideration as their effect is anti-dilutive. Had the restricted stock units been released, 0.6 million, 0.1 million and zero additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2009, 2008 and 2007, respectively.